UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-35123

Golar LNG Partners LP
(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Merger Transactions

On January 13, 2021, Golar LNG Partners LP, a Marshall Islands limited partnership (“GMLP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Fortress Energy Inc., a Delaware corporation (“NFE”), Golar GP LLC, a Marshall Islands limited liability company and the general partner of GMLP (the “General Partner”), Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect subsidiary of NFE (“Merger Sub”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales and an indirect subsidiary of NFE (“GP Buyer”), pursuant to which Merger Sub will merge with and into GMLP, with GMLP surviving the merger as an indirect subsidiary of NFE (the “Merger”). Golar LNG Limited, a Bermuda exempted company (“Golar”), owns the General Partner and approximately 30.8% of the outstanding common units representing limited partner interests in GLMP (the “Common Units”).

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, each Common Unit that is issued and outstanding as of immediately prior to the Effective Time will automatically be converted into the right to receive $3.55 in cash (the “Common Unit Consideration”). At the Effective Time, each of the incentive distribution rights of GMLP will be cancelled and cease to exist, and no consideration shall be delivered in respect thereof. Each 8.75% Series A Cumulative Redeemable Preferred Unit of GMLP issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and will remain outstanding, and no consideration shall be delivered in respect thereof. Each outstanding unit representing a general partner interest in the Partnership that is issued and outstanding immediately prior to the Effective Time will remain issued and outstanding immediately following the Effective Time.

At the Effective Time, each outstanding option to purchase Common Units granted pursuant to GMLP’s long-term incentive plan (each, a “Partnership Option”), whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Common Unit Consideration over the applicable exercise price per Common Unit of such Partnership Option and (ii) the number of Common Units subject to such Partnership Option. Any Partnership Option which has a per Common Unit exercise price that is greater than or equal to the Common Unit Consideration will be cancelled at the Effective Time for no consideration or payment.

At the Effective Time, each Partnership Phantom Unit granted pursuant to GMLP’s long-term incentive plan, whether or not vested, will automatically be vested, cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Common Unit Consideration and (ii) the number of Common Units subject to such Partnership Phantom Unit.

Concurrently with the consummation of the Merger, GP Buyer will purchase from Golar, and Golar will transfer to GP Buyer (the “GP Transfer” and, collectively with the Merger and the other transactions contemplated by the Merger Agreement, the “Transactions”), all of the outstanding membership interests in the General Partner pursuant to a Transfer Agreement dated as of January 13, 2021 (the “Transfer Agreement”) for a purchase price of $5,099,188, which is equivalent to $3.55 per general partner unit of GMLP. The Transfer Agreement also provides for the parties to enter into, among other things, an Omnibus Agreement, a form of which is attached as Exhibit B to the Transfer Agreement, relating to the provision of certain management services related to the vessels GMLP owns. The obligation of the parties to the Transfer Agreement to consummate the GP Transfer is subject to certain closing conditions, including: (1) the accuracy of the other party's representations and warranties, subject to certain materiality qualifiers; (2) performance in all material respects by the other party; (3) the delivery of certain deliverables under the Transfer Agreement by both parties; and (4) the conditions to GMLP’s or NFE’s (as applicable) obligations to close the Merger pursuant to the terms of the Merger Agreement must have been waived or satisfied.

The board of directors of GMLP (the “Board”), acting based upon the recommendation of its Conflicts Committee (the “Conflicts Committee”), (i) determined that the Merger Agreement and the GMLP Transactions were in the best interests of GMLP, including the holders of Common Units (the “Common Unitholders”), (ii) approved the Merger Agreement and the Transactions and (iii) resolved to recommend to the Common Unitholders the approval of the Merger Agreement. The board of directors of NFE approved the Merger Agreement and the Transactions. Golar, in its individual capacity and as sole member of the General Partner, as applicable, approved the Merger Agreement and the Transactions.

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The Merger Agreement contains customary representations and warranties by the parties. NFE, Merger Sub, and the General Partner have also agreed to various customary covenants and agreements, including, among others, to conduct, subject to certain exceptions, their business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time.

The closing of the Merger is subject to satisfaction or waiver (if applicable) of certain conditions, including: (i) the approval of the Merger Agreement by the required majority of the Common Unitholders, (ii) the receipt of certain regulatory approvals; (iii) the receipt of certain specified material third-party consents; (iv) the absence of any legal restraint issued by any court or governmental entity of competent jurisdiction preventing consummation of the Merger; (v) the absence of a material adverse effect on either party; (vi) the accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (vii) material compliance with each party’s covenants; and (viii) all conditions to Golar’s or NFE’s (as applicable) obligation to close the GP Transfer under the Transfer Agreement having been satisfied or waived.

The Merger Agreement may be terminated by NFE or GMLP (which, in the case of GMLP, must be approved by the Conflicts Committee) under certain circumstances, including, among others, by either NFE or GMLP if the closing of the Merger has not occurred on or before July 13, 2021, and further provides that, upon termination of the Merger Agreement under certain circumstances, GMLP may be required to pay NFE a termination fee equal to $9,424,849. GMLP may also be required to pay NFE for certain expenses incurred by NFE in an amount not to exceed $2,513,293 if the GMLP special meeting concludes and the required majority of the Common Unitholders do not approve the Merger Agreement.

Contemporaneously with the execution of the Merger Agreement, NFE, GMLP, Golar and the General Partner entered into a support agreement (the “Support Agreement”), which provides for, among other things, Golar’s and the General Partner’s agreement to vote all of the Common Units held by them as of such date (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative proposal, and (iii) against any amendment of GMLP’s certificate of limited partnership or limited partnership agreement or other proposal that would delay, impede, frustrate, prevent or nullify the Merger or Merger Agreement or change in any manner the voting rights of any outstanding Common Units. In the event of an Adverse Recommendation Change (as defined in the Merger Agreement), the obligation of Golar and the General Partner to vote with respect to the foregoing matters will be modified so that Golar and the General Partner will vote (i) a number of Common Units equal to 20% of the outstanding Common Units as of the Partnership Meeting Date (as defined in the Merger Agreement) in respect of such matters and (ii) all remaining Common Units owned by them in a manner that is proportionate to the manner in which all outstanding Common Units (other than Common Units held by Golar and the General Partner) are voted in respect of such matters.

The Merger Agreement, the Transfer Agreement and the Support Agreement are attached hereto as Exhibits 4.1, 4.2 and 4.3, respectively, and are incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement, the Transfer Agreement and the Support Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Transfer Agreement and the Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Merger Agreement and the Transfer Agreement contain representations and warranties by each of the parties to the Merger Agreement, the Transfer Agreement and the Support Agreement, which were made only for purposes of the Merger Agreement, the Transfer Agreement and the Support Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement, the Transfer Agreement and the Support Agreement were made solely for the benefit of the parties to the Merger Agreement and the Transfer Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Transfer Agreement and the Support Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, the Transfer Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in NFE’s, GMLP’s or Golar’s public disclosures.

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Cautionary Statement Regarding Forward-Looking Statements

This report contains certain forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about GMLP’s plans, strategies, business prospects and changes and trends in the business in which it operates. Forward-looking statements in this report include statements relating to NFE’s proposed acquisition of GMLP, the expected benefits of the transaction, the timing of the closing thereof and other statements that are not historical facts. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond GMLP’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for GMLP to predict all of these factors. Further, GMLP cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (i) changes in federal, state, local and foreign laws or regulations to which NFE or GMLP is subject; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) GMLP’s ability to receive, on a timely basis or otherwise, the required approval of the proposed transaction by its common unitholders; (iv) the possibility that competing offers or acquisition proposals for GMLP will be made; (v) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); and (vi) other risk factors identified herein or from time to time in GMLP’s periodic filings with the SEC. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of GMLP’s forward-looking statements. Other known or unpredictable factors could also have material adverse effects on future results. GMLP does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in GMLP’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (333-235614) AND S-8 (333-212485) OF THE REGISTRANT

EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit
4.1*	Agreement and Plan of Merger, by and among Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc., Lobos Acquisition LLC and NFE International Holdings Limited, dated as of January 13, 2021
4.2*	Transfer Agreement, dated as of January 13, 2021, by and among Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited
4.3*	Support Agreement, dated as of January 13, 2021, by and among Golar LNG Partners LP, Golar LNG Limited, Golar LNG Partners LP and Golar GP LLC

*	Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the Commission upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: January 19, 2021	By:	/s/ Karl Frederik Staubo
Karl Fredrik Staubo
Chief Executive Officer

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